Korea Electric Power Corporation will hold a conference call on November 10, 2005 to discuss on the interim financial information for the first nine months of 2005. The call-in details of the conference call are as follows;

* Time
- In Korean: 16:00 pm (Seoul Time)
- In English: 17:30 pm (Seoul Time)

* Call-in Number (both Korean and English)
- From Korea: 1544-3355 or 02-6677-3355 (Pass Code 77001)
- From out of Korea: 822-6677-3355 or 8231-361-9005 (Pass Code 77002)

* Instant Replay Details
- From Korea: 1544-3358 or 031-361-9008 (Pass code: 68008#)
- From out of Korea: 822-6677-3358 or 8231-361-9008 (Pass code: 68009#)